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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

WESTFALL                        CAROL
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   (Last)                           (First)             (Middle)

501 LAKE AVENUE
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                                    (Street)

ST. LOUIS                       MISSOURI                63119
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


CROSS COUNTRY, INC. (CCRN)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

     FEBRUARY 2003
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

PRESIDENT, SEARCH AND RECRUITMENT DIVISION
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
--------------------------------------------------------------------------------


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                                    6.
                                                     4.                              5.             Owner-
                                                     Securities Acquired (A) or      Amount of      ship
                                        3.           Disposed of (D)                 Securities     Form:     7.
                                        Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                      2.Trans-          Code         ------------------------------- Owned at End   (D) or    Indirect
1.                    action            (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security     Date              ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)            (mm/dd/yy)         Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock          2/26/03           X                3,225       A      7.75     16,109         D
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).
      POTENTIAL  PERSONS  WHO ARE TO RESPOND TO THE  COLLECTION  OF  INFORMATION
      CONTANIED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                          9.         Owner-
                                                                                                          Number     ship
                                                                               7.                         of         Form
          2.                                                                   Title and                  Deriv-     of
          Conver-                      5.                                      Amount of                  ative      Deriv-  11.
          sion                         Number of                               Underlying                 Secur-     ative   Nature
          or                           Derivative            6.                Securities        8.       ities      Secur-  of
          Exer-              4.        Securities            Date              (Instr.3          Price    Benefi-    ity:    In-
          cise     3.        Trans-    Acquired (A)          Exercisable and   and 4)            of       cially     Direct  direct
1.        Price    Trans-    action    or Disposed           Expiration Date   -------------     Deriv-   Owned      (D) or  Bene-
Title of  of       action    Code      of(D)                 (Month/Day/Year)         Amount     ative    at End     In-     ficial
Deriva-   Deriv-   Date      (Instr.   (Instr. 3,            ----------------         or         Secur-   of         direct  Owner-
tive      ative    (Month/   8)        4 and 5)              Date    Expira-          Number     ity      Month      (I)     ship
Security  Secur-   Day/      -------   --------------------  Exer-   tion             of         (Instr.  (Instr.    (Instr. (Instr.
(Instr.3) ity      Year)     Code V    (A)      (D)          cisable Date      Title  Shares     5)       4)         4)      4)
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
EMPLOYEE  EXERCISE 2/26/03    x                 3,225        (1)     12/16/09  COMMON 3,225      7.75     26,022(2)   D
STOCK                                                                          STOCK
OPTION
(right to
buy)
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====================================================================================================================================

EXPLANATION OF RESPONSES:
(1) The option is subject to the vesting schedule set forth in the Amended and Restated Cross Country, Inc. 1999 Stock Option Plan. The option is immediately exercisable as to 6,477 shares. The option will be exercisable as to 10,103 shares as of December 16, 2003. After this transaction, the option is immediately exercisable as to 3,252 shares and 6,878 shares as of December 16, 2003.

(2) 6,878 shares were granted pursuant to the Amended and Restated Cross Country, Inc. 1999 Stock Option Plan as set forth in footnote number 1 (above). The additional 19,144 shares were awarded pursuant to the Amended and Restated Cross Country, Inc. 1999 Equity Participation Plan. Pursuant to the Amended and Restated Cross Country, Inc. 1999 Equity Participation Plan, the option is immediately exercisable as to 11,965 shares and will be exercisable as to 14,358 shares as of December 16, 2002, 16,751 shares as of June 16, 2003 and 19,144 shares as of December 16, 2003. Pursuant to the Amended and Restated Cross Country, Inc. 1999 Equity Participation Plan, the first tranche of 3,426 shares will be exercisable at $7.75 per share, the second tranche of 6,449 shares will be exercisable at $11.62 per share, the third tranche of 6,449 shares will be exercisable at $15.50 per share, the fourth tranche of 1,411 shares will be exercisable at $19.37 per share and the remaining tranche of 1,409 shares will be exercisable at $23.25 per share.


                                Carol Westfall


                                By: /s/Carol Westfall                   3/25/03
                                   -------------------------------   -----------
                                    **Signature of Reporting Person      Date


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.